Exhibit 12.1

VISA INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended September 30,
(in millions, except for ratios)	2015 (1)	2014 (2)	2013	2012 (2)	2011
Earnings:
Income before income taxes including non-controlling interest	$8,995	$7,724	$7,257	$2,207	$5,656
Fixed charges	3	8	4	(29)	32
Other adjustments	3	1	4	7	4
Total earnings	$9,001	$7,733	$7,265	$2,185	$5,692
Fixed charges:
Interest expense(3)	$3	$8	$4	$(29)	$32
Total fixed charges	$3	$8	$4	$(29)	$32

Ratio of earnings to fixed charges(4)	2,576.8	926.6	1,880.7	(75.9)	175.5

(1)
During fiscal 2015, we recorded an increase of $110 million in the fair value of the Visa Europe put option, resulting in the recognition of non-cash, non-operating expense. See Note 2—Visa Europe and Note 4—Fair Value Measurements and Investments to our consolidated financial statements of this report.

(2)
During fiscal 2014 and 2012, we recorded litigation provisions of $450 million and $4.1 billion, respectively, and related tax benefits, associated with the interchange multidistrict litigation, which is covered by the U.S. retrospective responsibility plan. See Note 3—U.S. Retrospective Responsibility Plan and Potential Visa Europe Liabilities and Note 20—Legal Matters to our consolidated financial statements of this report.

(3)
Interest expense for the five years presented primarily consists of accretion on litigation matters, interest expense related to uncertain tax positions and interest expense on outstanding debt. Interest expense related to uncertain tax positions for the years ended September 30, 2015, 2014, 2013, 2012 and 2011 was $(6) million, $10 million, $9 million, $(45) million and $7 million, respectively. During fiscal 2012, we reversed all previously recorded tax reserves and accrued interest associated with uncertainties related to the deductibility of covered litigation expense recorded in fiscal 2007 through fiscal 2011.

(4)	Figures in the table may not recalculate exactly due to rounding. Earnings to fixed charges ratios are calculated based on unrounded numbers.